UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.
 . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                   .
        In the Matter of                           .
                                                   .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No. 70-5015                              .
     ________________                               CERTIFICATE
                                                    PURSUANT TO
     In the Matter of                               RULE 24
                                                   .
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No.  70-5889                             .
     ________________                              .
                                                   .
                                                   .
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .
Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s)
referenced   above,  this  is  to  certify  that  the   following
transactions were carried out and borrowings made, during the third quarter ended September 30, 2000, pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, dated December 17, 1971 in File No. 70-5015 and April 28, 1978 in File No. 70-5889.

  Expenditures for SFI's fuel program for 2000 during the 3rd quarter are indicated below:

                                         Net Expenditures
                                          (In Thousands)
                                    3rd Quarter   Year-To-Date
2000 Fuel Supply Program:
1. Gas and Oil Development
    and Production                   $     0         $     0
2. Nuclear Fuel Procurement           (4,596)          6,729
3. Fuel Oil Program                    3,605          24,620
                                     -------         -------
TOTAL EXPENDITURES                      (991)         31,349
                                     -------         -------

Less funds derived through
 amortization & depreciation
 Charges
Amortization of Gas & Oil
 Development & Production Costs            0               0
Depreciation & Other
 Amortization                            (11)            (35)
                                     -------         -------

TOTAL depreciation & amortization        (11)            (35)
                                     -------         -------

Net Expenditures                      (1,002)         31,314

(Increase) decrease in:
  Outside financing
  System Money Pool borrowings       (12,747)        (47,189)
                                     -------         -------

TOTAL (increase)decrease
 in borrowings                       (12,747)        (47,189)
                                     -------         -------

Increase (decrease) in working
 Capital                             $13,749         $15,875
                                     =======         =======
1. Gas and Oil Development and
    Production
                                         Net Expenditures
                                          (In Thousands)
                                    3rd quarter   Year-To-Date
Gas and Oil Development
 and Production                      $     0         $    0
                                     =======         ======

      Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the program).

      During this quarter, SFI had no expenditures relative to the continuing shutdown of this operation. As of September 30, 2000, accumulated net proceeds of approximately $601,000 are retained at SFI for the continuing shutdown activities.

      Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:

                                         Net Expenditures
                                          (In Thousands)
                                   3rd Quarter   Year-To-Date
Sales to non-System parties:
  Natural gas                        $  0          $  0
  Condensate                            0             0
  Crude oil                             0             0
                                     ----          ----
TOTAL                                   0             0
Miscellaneous income (including
 sale of assets)                        0             0
                                     ----          ----
TOTAL                                   0             0

General and administrative
 expense                                0             0
Operating expense                       0             0
Interest expense                        0             0
Amortization adjustment                 0             0
                                     ----          ----

Net proceeds                         $  0          $  0
                                     ====          ====

2. Nuclear Fuel Procurement

                                         Net Expenditures
                                          (In Thousands)
                                   3rd Quarter   Year-To-Date
Nuclear Fuel Procurement             $(4,596)      $6,729
                                     =======       ======

                                         Net Expenditures
                                          (In Thousands)
                                   3rd Quarter   Year-To-Date
Activities during the period:
  Expenditures for nuclear
   materials and processing
   services                         $ 7,605        $60,066
  General and administrative
   expense                              106          1,200
  Interest expense                      716          2,138
                                    -------        -------
TOTAL                                 8,427         63,404
                                    -------        -------
Sales of nuclear materials and
  processing services to
  System companies                   13,023         56,675
                                    -------        -------

Net effect on inventory             $(4,596)       $ 6,729
                                    =======        =======

3.  Fuel Oil Program

                                       Net Expenditures
                                        (In Thousands)
                                 3rd Quarter    Year-To-Date
Fuel Oil Inventory                 $3,605         $24,620
                                   ======         =======
a)  Fuel Oil Inventory:
                                   Barrels       Book Value
Inventory as of:                        (In Thousands)

  September 30, 2000                1,872          46,027
  June 30, 2000                     2,170          42,422
  March 31, 2000                    1,390          21,924
  December 31, 1999                 1,398          21,407
  September 30, 1999                2,090          27,200



                                      During 3rd Quarter

                                   Barrels          Value
Sales price per barrel
  to System companies
  Excluding period cost:
    #2 Fuel Oil                      20,450         29.72
    #6 Fuel Oil                   1,671,637         19.58



4.     Other Items:

   a) As  of September 30,2000, SFI's outstanding debt and Parent
      Companies investment consisted of:

Parent Companies:                       In Thousands
  Common Stock                            $    20
  Notes payable                            34,000
                                          -------
    TOTAL                                  34,020
System Money Pool                          64,382
Banks                                           0
                                          -------
TOTAL                                     $98,402
                                          =======

  b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 3rd quarter of 2000, SFI was billed by Entergy Services for the following amounts:



                                                             Total
                            July     August    September    3rd Qtr
Cost of service charged
to Service Requests
established to track
cost of functions
previously performed by
SFI personnel:

  Direct Cost:
   Labor and related
    Cost                  $  5,639  $ 5,781    $  4,144    $ 15,564
   Other direct cost         2,976    3,612       1,567       8,155
  Indirect Cost              1,473    1,664         725       3,862
                          --------  -------    --------    --------
        TOTAL               10,088   11,057       6,436      27,581
                          --------  -------    --------    --------

Cost of services charged
to Service Requests not
Related to transfer of
SFI personnel:              48,680   62,636      54,185     165,501
                          --------  -------    --------    --------

Total cost of services
performed by Entergy
Services                  $ 58,768  $73,693    $ 60,621    $193,082
                          ========  =======    ========    ========
Amounts billed to
Operating Companies for
The Fuel Oil Program*     $ 58,183  $(9,303)   $ 43,617    $ 92,497

Charged to Nuclear Fuel
Procurement                    585   82,996      17,004     100,585
                          --------  -------    --------    --------

TOTAL                     $ 58,768  $73,693    $ 60,621    $193,082
                          ========  =======    ========    ========

  * Charged to the Fuel Oil Program as a component of period costs. Effective January 1, 1998, Fuel Oil Program period costs are recorded by plant, to the extent possible, and direct billed to the operating company that owns the facility where incurred. Costs which cannot be directly associated with a facility or an operating company, continue to be allocated as before. For the 3rd quarter of 2000, such Fuel Oil Program period costs were allocated 9.48% to ENTERGY ARKANSAS, INC., 51.39% to ENTERGY LOUISIANA, INC., 29.17% to ENTERGY MISSISSIPPI, INC., and 9.96% to ENTERGY NEW ORLEANS, INC.

   c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.



IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 31st of October 2000.




                                ENTERGY ARKANSAS, INC.
                                ENTERGY LOUISIANA, INC.
                                ENTERGY MISSISSIPPI, INC.
                                ENTERGY NEW ORLEANS, INC.
                                SYSTEM ENERGY RESOURCES, INC.



                                BY:   /s/ Nathan E. Langston
                                      Nathan E. Langston
                                      Vice President and
                                      Chief Accounting Officer


                                SYSTEM FUELS, INC.



                                BY:   /s/ Steven C. McNeal
                                      Steven C. McNeal
                                       Vice President
                                       and Treasurer